UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brooke Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

112502109

(CUSIP Number)

James H. Ingraham, General Counsel

Brooke Corporation

10950 Grandview Drive, Suite 600

Overland Park, KS 66210

(913) 661-0123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Brooke Holdings, Inc. I.R.S. Identification No. 48-1058710
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 5,824,270 8. Shared Voting Power: 0 9. Sole Dispositive Power: 5,824,270 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,824,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 61.4%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Robert D. Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 37,653 8. Shared Voting Power: 5,833,996 9. Sole Dispositive Power: 37,653 10. Shared Dispositive Power: 5,833,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,871,649
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 61.9%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Leland G. Orr
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 14,400 8. Shared Voting Power: 1,254,577 9. Sole Dispositive Power: 14,400 10. Shared Dispositive Power: 1,254,577

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,268,977
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 13.4%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Shawn T. Lowry
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 14,400 8. Shared Voting Power: 270,000 9. Sole Dispositive Power: 14,400 10. Shared Dispositive Power: 270,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 284,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 3.0%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Michael S. Lowry
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 14,400 8. Shared Voting Power: 270,000 9. Sole Dispositive Power: 14,400 10. Shared Dispositive Power: 270,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 284,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 3.0%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 112502109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anita F. Larson
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 160,800 8. Shared Voting Power: 2,400 9. Sole Dispositive Power: 160,800 10. Shared Dispositive Power: 2,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 163,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.7%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Kyle L. Garst
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): None
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 161,032 8. Shared Voting Power: 0 9. Sole Dispositive Power: 161,032 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,032
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable
13.	Percent of Class Represented by Amount in Row (11): 1.7%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, $.01 par value, of Brooke Corporation, a Kansas corporation. The Company’s principal executive offices are currently located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210.

Item 2. Identity and Background

(a) Name: This statement is filed on behalf of Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Shawn T. Lowry, Michael S. Lowry, Anita F. Larson and Kyle L. Garst (collectively, the “Reporting Persons”).

(b) Address: Each of the Reporting Persons business address is 10950 Grandview Dr., Suite 600, Overland Park, KS 66210.

(c) Occupation: Brooke Holdings, Inc. is a holding company. The principal business activities of Brooke Holdings’ subsidiary, Brooke Corporation, are franchising, business consulting and lending, and insurance brokerage services. Robert D. Orr is a director and the Chairman of the Board and Chief Executive Officer of Brooke Corporation. Leland G. Orr is a director and the Chief Financial Officer, Treasurer and Assistant Secretary of Brooke Corporation. Shawn T. Lowry is the President of Brooke Franchise Corporation, a subsidiary of Brooke Corporation. Michael S. Lowry is the President of Brooke Credit Corporation, a subsidiary of Brooke Corporation. Anita F. Larson is a director and the President and Chief Operating Officer of Brooke Corporation. Kyle L. Garst is a Senior Vice President of Brooke Franchise Corporation.

(d) – (e) Sanctions: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Persons are citizens of the United States of America. Brooke Holdings, Inc. was formed under the laws of the State of Kansas.

Brooke Holdings controlling shareholder is Robert D. Orr. The information required by this Item 2 with respect to Mr. Orr is provided above. Schedule A to this Statement contains a list of information regarding the executive officers and directors of Brooke Holdings, Inc. required by General Instruction C to this Statement, which Schedule A is incorporated herein by reference with respect to each officer and director of Brooke Holdings, Inc. The directors or officers listed on Schedule A have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the directors and officer listed on Schedule A, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

None. Each of the Reporting Persons owned their respective shares of Brooke Corporation common stock before orally agreeing to vote their stock together as a group.

Item 4. Purpose of the Transaction.

The Reporting Persons entered into an oral agreement on April 21, 2005 whereby the Reporting Persons agreed to vote their shares of Brooke Corporation together as a group. The purpose of the agreement is to ensure that the Reporting Persons, as a group, hold more than 50% of the voting power of Brooke Corporation so that Brooke Corporation maintains its status as a “controlled company” under the rules of the American Stock Exchange or any other national securities exchange on which the common stock of Brooke Corporation may be listed. The Reporting Persons currently hold 68.7% in the aggregate of the outstanding shares of common stock of Brooke Corporation.

Item 5. Interest in Securities of the Issuer

I.	Brooke Holdings, Inc.

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

5,824,270 shares of common stock or 61.4% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
		(i)	sole power to vote or direct the vote: 5,824,270
		(ii)	shared power to vote or direct the vote: 0
		(iii)	sole power to dispose or direct the disposition of: 5,824,270
		(iv)	shared power to dispose or direct the disposition of: 0

		(c)	On March 31, 2005, Brooke Holdings, Inc. transferred a total of 91,872 shares of Brooke Corporation common stock in exchange for a total of 3,828 shares of Brooke Holdings, Inc. common stock pursuant to three separate Rule 10b5-1 Stock Exchange Agreements entered into with three individuals in 2004.

		(d)	Not applicable.

		(e)	Not applicable.

II.	Robert D. Orr

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

5,871,649 shares of common stock or 61.9% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
		(i)	sole power to vote or direct the vote: 37,653
		(ii)	shared power to vote or direct the vote: 5,833,996
		(iii)	sole power to dispose or direct the disposition of: 37,653
		(iv)	shared power to dispose or direct the disposition of: 5,833,996

	(c)	Brooke Holdings, Inc. transferred a total of 91,872 shares of Brooke Corporation common stock in exchange for a total of 3,828 shares of Brooke Holdings, Inc. common stock pursuant to three separate 10b5-1 Stock Exchange Agreements entered into with three individuals in 2004. The exchanges made pursuant to these Rule 10b5-1 agreements are part of Robert D. Orr’s personal financial plans announced by Brooke Corporation on August 31, 2004. The common stock shown as beneficially owned by Robert D. Orr include 100% of the shares of Brooke Corporation common stock owned by Brooke Holdings, Inc.

	(d)	Not applicable.

	(e)	Not applicable.

III.	Leland G. Orr

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

1,268,977 shares of common stock or 13.4% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote: 14,400
(ii) shared power to vote or direct the vote: 1,254,577
(iii) sole power to dispose or direct the disposition of: 14,400
(iv) shared power to dispose or direct the disposition of: 1,254,577

	(c)	Brooke Holdings, Inc. transferred a total of 91,872 shares of Brooke corporation common stock in exchange for a total of 3,828 shares of Brooke Holdings, Inc. common stock pursuant to three separate 10b5-1 Stock Exchange Agreements entered into with three individuals in 2004. The common stock shown as beneficially owned by Leland G. Orr represents 20.84% of the shares of Brooke Corporation common stock owned by Brooke Holdings, Inc.

	(d)	Not applicable.

	(e)	Not applicable.

IV.	Shawn T. Lowry

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

284,400 shares of common stock or 3.0% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote: 14,400
(ii) shared power to vote or direct the vote: 270,000
(iii) sole power to dispose or direct the disposition of: 14,400
(iv) shared power to dispose or direct the disposition of: 270,000

	(c)	Except with respect to the transactions reported in this Statement, this Reporting Person has not effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

	(d)	Not applicable.

	(e)	Not applicable.

V.		Michael S. Lowry

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

284,400 shares of common stock or 3.0% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote: 14,400
(ii) shared power to vote or direct the vote: 270,000
(iii) sole power to dispose or direct the disposition of: 14,400
(iv) shared power to dispose or direct the disposition of: 270,000

	(c)	Except with respect to the transactions reported in this Statement, this Reporting Person has not effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

	(d)	Not applicable.

	(e)	Not applicable.

VI.	Anita F. Larson

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

163,200 shares of common stock or 1.7% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote: 160,800
(ii) shared power to vote or direct the vote: 2,400
(iii) sole power to dispose or direct the disposition of: 160,800
(iv) shared power to dispose or direct the disposition of: 2,400

	(c)	Except with respect to the transactions reported in this Statement, this Reporting Person has not effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

	(d)	Not applicable.

	(e)	Not applicable.

VII.	Kyle L. Garst

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

161,032 shares of common stock or 1.7% of Brooke Corporation’s common stock outstanding.

	(b)	Number of shares of Common Stock over which Reporting Person has
(i) sole power to vote or direct the vote: 161,032
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or direct the disposition of: 161,032
(iv) shared power to dispose or direct the disposition of: 0

	(c)	Except with respect to the transactions reported in this Statement, this Reporting Person has not effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 21, 2005, the Reporting Persons entered into an oral agreement whereby the Reporting Persons agreed to vote their respective shares of Brooke Corporation common stock together as a group.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1.    Joint Filing Agreement, dated April 28, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2005

BROOKE HOLDINGS, INC.

By:	/s/ Robert D. Orr
Robert D. Orr, President

/s/ Robert D. Orr
Robert D. Orr

/s/ Leland G. Orr
Leland G. Orr

/s/ Shawn T. Lowry
Shawn T. Lowry

/s/ Michael S. Lowry
Michael S. Lowry

/s/ Anita F. Larson
Anita F. Larson

/s/ Kyle L. Garst
Kyle L. Garst

SCHEDULE A

BROOKE HOLDINGS, INC. EXECUTIVE OFFICERS AND DIRECTORS

Name and Business Address	Business Information	Citizenship
Robert D. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS 66210	President, Director	U.S.A.

Kimba K. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS 66210	Secretary	U.S.A.

Leland G. Orr 10950 Grandview Drive, Suite 600, Overland Park, KS 66210	Treasurer, Director	U.S.A.